Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2010	2011

Net Income	$106	$133
Equity in earnings of unconsolidated affiliates, net of distributions	5	(3)
Income taxes	96	85
Capitalized interest	(1)	(1)
	206	214

Fixed charges, as defined:

Interest	51	49
Capitalized interest	1	1
Interest component of rentals charged to operating expense	6	4
Total fixed charges	58	54

Earnings, as defined	$264	$268

Ratio of earnings to fixed charges	4.55	4.96